News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	August 13, 2024

Seabridge Gold Files Second Quarter 2024 Report to Shareholders

and its Financial Statements and MD&A

Toronto, Canada... Seabridge Gold (TSX:SEA, NYSE:SA) announced today that it has filed its Report to Shareholders, Interim Financial Statements and Management's Discussion and Analysis for the three and six months period ended June 30, 2024 on SEDAR+. To review these documents on the Company website, please see https://www.seabridgegold.com/investors/financial-reports.

Recent Highlights

  KSM receives "Substantially Started" designation from the BC Government
  2023 sustainability report filed on website
  Work and partnership discussions continue at KSM
  $12 million, 15,000-meter drill program underway at Iskut
  First mineral resource estimate completed for Bronson gold-copper deposit
  $6 million, 8,000-meter drill program underway at 3 Aces

Financial Results

During the three-month period ended June 30, 2024 Seabridge posted a net profit of $45.2 million ($0.51 per share) compared to a net profit of $9.0 million ($0.11 per share) for the same period in 2023. In both the current and comparative quarters, gains recognized on the remeasurement of its secured note liabilities accounted for most of the net profit. During the 2nd quarter, Seabridge invested $30.1 million in mineral interests, property and equipment at its projects compared to $66.2 million in the second quarter of 2023. At June 30, 2024, net working capital was $45.1 million compared to $54.5 million at December 31, 2023.

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project located in the Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit Seabridge's website at http://www.seabridgegold.com.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

Technical Information

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this press release, including any references to mineral resources or mineral reserves, was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC") applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

ON BEHALF OF THE BOARD "Rudi Fronk" Chairman and C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
416-367-9292   www.seabridgegold.com